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SEC FILE NUMBER
8-66464

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aqueduct Capital Group, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2820 Selwyn Avenue, Suite 550
(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blake Wilcox	704-973-9928	bwilcox@aqueductcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis, LLP
(Name – if individual, state last, first, and middle name)

4350 Congress St, Suite 900	Charlotte	NC	28209
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank H. Edwards, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aqueduct Capital Group, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

Dana Tuck

Notary Public

DANA TUCK NOTARY PUBLIC MECKLENBURG COUNTY, NC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORV/S

Report of Independent Registered Public Accounting Firm

To the Member
Aqueduct Capital Group, LLC
Charlotte, NC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Aqueduct Capital Group, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP

We have served as the Company's auditor since 2022.
Charlotte, NC
February 29, 2024

AQUEDUCT CAPITAL GROUP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

Cash and cash equivalents	$ 2,504,467
Accounts receivable	24,457
Fees receivable, net	20,292,707
Fixed assets, net	98,871
Right-of-use asset	542,513
Deposits	14,527
Due from employees	6,193
TOTAL ASSETS	$ 23,483,735

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 132,118
Accrued compensation & payroll taxes	50,846
Lease liability	657,288
TOTAL LIABILITIES	840,252
MEMBER'S EQUITY:	22,643,483
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,483,735

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization:

Aqueduct Capital Group, LLC (the "Company") was formed on January 9, 2004, in the State of Delaware as Alphalink Partners, LLC. Pursuant to the terms of an Assignment of Membership Interest and Admission Agreement dated September 2, 2004, the original members assigned their interests in the Company to the sole member, Aqueduct Capital Holdings, LLC, and ceased to be members of the Company. The Company changed its name on February 23, 2006. The Company will continue indefinitely unless terminated sooner by the sole member.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company is an alternative asset placement agent with offices across the United States that facilitate capital-raising for alternative asset fund managers.

The Company does not carry customer accounts and does not receive, deliver, or hold cash or securities in connection with customers.

Basis of Accounting:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not expected to have a material impact on the Company's financial condition, results of operations or cash flows.

Fees Receivable:

The Company earns placement fee revenue from its contracts with customers. These fees are primarily earned upon substantial completion of the performance obligations in the contract. Fee revenue is calculated as a percentage of committed capital raised by the Company. Fee revenue is generally paid over a period ranging from two to five years. The review of the contract's performance obligations in the contract determines the transaction price. The transaction price is allocated to the performance obligations in the contract, then revenue is recognized when (or as) the Company satisfies a performance obligation. Contract assets as of December 31, 2022 were $21,187,246. Related contract assets for the year ended December 31 were $20,292,707.

Cash and Cash Equivalents:

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

Adoption of ASC 326 – Financial Instruments – Credit Losses

The Company adopted Accounting Standards Codification (ASC) Topic 326, Financial Instruments – Credit Losses, effective January 1, 2023. ASC 326 introduces a new methodology for estimating credit losses on financial instruments, including loans, receivables, and debt securities.

The adoption of ASC 326 resulted in no changes to our financial statements, including the recognition, measurement, and disclosure of credit losses. We currently estimate no credit losses based on historical loss experience, current economic conditions, and forward-looking information.

Allowance for Credit Losses:

The Company has fees receivable of $20,292,707. The Company did not find the collection of any of its fees receivable to be in doubt during the year.

Concentrations:

The Company's accounts receivables and revenue represent amounts due from a diverse group of customers, and the Company consistently acquires new customers each year, which helps to mitigate the potential material risk associated with reliance on any single customer. However, there are instances of concentration where a portion of the Company's receivables and revenues may be attributed to a limited number of customers.

The Company had certain customers whose accounts receivable balances individually represented 10% or more of the Company's total fees receivable, as follows: For the year ended December 31, 2023, one customer accounted for 29% of fees receivable, one customer accounted for 15% of fees receivable, while another customer accounted for 10% of fees receivable.

It's noteworthy that our customer base typically evolves over a 12-18 month period, with new clients regularly contributing to our revenue streams. Therefore, while certain customers may represent significant portions of revenue in a given year, our business model is designed to continually attract and engage a diverse range of clients, reducing dependency on any single customer.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2023, the Company had net capital of $2,206,728, which was $2,186,879 in excess of its required net capital of $19,849. The Company's net capital ratio was 0.13 to 1.

NOTE 3 - INCOME TAXES

The Company is not subject to income taxes. The member reports its distributive share of realized income or loss on its own tax return. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes.*

Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2016.

NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit as of December 31, 2023 or during the year then ended.

NOTE 5 - LONG-TERM DEBT

The Company had no long-term debt on its balance sheet during 2023.

NOTE 6 - LEASES

The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease incentives, lease modifications or reassessments.

The Company's leases are comprised primarily of rental office space. The Company has performed an assessment of its contracts related to the leased office space and determined they are operating leases.

The lease liabilities are measured at the lease commencement date and determined using the present value of the minimum lease payments not yet paid and the Company's incremental borrowing rate, which approximates the rate at which the company would borrow.

The interest rate implicit in the lease is generally not determinable in transactions where the Company is the lessee.

The Company has operating leases for our corporate offices and certain equipment. Leases have remaining lease terms of 7 months, to 2 years and 3 months, some of which include options to extend the leases for up to 5 years. The weighted average remaining lease term is 24 months. None of the tests were met to qualify as financing leases; all of The Company's leases are operating leases. To calculate the value of these leases, payments, concessions, and fees were considered. An incremental borrowing rate of 5% was used, based on prevailing market rates at the time of commencement. The weighted average incremental borrowing rate across all leases is 5%.

Maturities of lease liabilities

Maturity Analysis

	Operating Leases
2024	$ 386,730
2025	228,207
2026	76,938
Total lease payments	691,875
Amounts representing interest	(34,587)
Present value of net future minimum lease payments	$ 657,288

NOTE 7 - FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. Furniture and equipment are depreciated using the straight-line method with useful lives ranging from five to seven years.

Fixed assets consist of the following:

Furniture, Equipment, and Leasehold Improvements	$ 665,995
Total Cost	665,995
Less: Accumulated Depreciation	(567,124)
Net Fixed Assets	$ 98,871

NOTE 8 - GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. The Company has issued no guarantees effective as of December 31, 2023 or during the year then ended.

NOTE 9 - BENEFITS

The Company participates in a 401(k)-profit sharing plan covering substantially all its employees.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure through issuance date.